PositiveID Corporation

1690 South Congress Avenue, Suite 201

Delray Beach, Florida 33445

December 3, 2013

VIA EDGAR

Kathleen Krebs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

PositiveID Corporation

Withdrawal of Registration Statement on Form S-l

File No. 333-191220

Dear Ms. Krebs:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PositiveID Corporation (“PositiveID” or the “Company”) consents to withdrawal of its Registration Statement on Form S-1 (File No. 333-191220), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), originally filed with the Commission on September 17, 2013. The Company has elected to withdraw the Registration Statement based on certain revisions made to our Certificate of Designation of Series F Preferred Stock and our Registration Rights Agreement with Ironridge Global IV, Ltd., dated August 26, 2013. Accordingly, subject to and following the acceptance of this withdrawal, the Company intends to file a new registration statement on Form S-1.

The Registration Statement has not been declared effective by the Securities and Exchange Commission (the “Commission”), and the Company confirms that no securities have been issued or sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use.

If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (609) 275-0400.

Very truly yours,

PositiveID Corporation

By:	/s/ William J. Caragol
Name: William J. Caragol
Title: Chief Executive Officer